KongZhong Corporation Reports Unaudited Fourth Quarter 2008 Financial Results

Beijing, China, February 18, 2009 – KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China, today announced its unaudited fourth quarter 2008 financial results.

Fourth Quarter 2008 Financial Highlights:
(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on United States Generally Accepted Accounting Principles (GAAP) and denominated in US dollars)

●
Revenues exceeded guidance – Total revenues for the fourth quarter of 2008 increased 34% year-over-year and increased 7% quarter-over-quarter to $26.74 million, exceeding the Company’s fourth-quarter revenue guidance of $25.5 million to $26.5 million.

●
Improved gross margins across all business lines – Total gross margin improved to 49% in the fourth quarter of 2008 from 47% in the third quarter of 2008.  Separately, wireless value-added services (WVAS) gross margin increased 3% from the third quarter of 2008 to 48%, mobile games gross margin increased 1% from the third quarter of 2008 to 61% and mobile advertising gross margin increased 8% from the third quarter of 2008 to 58%.

●
Net income was $0.52 million – The $0.52 million net income in the fourth quarter was an increase compared with the third quarter of 2008, which incurred a loss of $21.57 million, including $21.62 million of provision for the impairment of goodwill.  Diluted net income per ADS was $0.01.

●
Non-GAAP net income was $1.09 million – Non-GAAP diluted net income per ADS was $0.03.  (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

●	$136.05 million in cash and cash equivalents – As of December 31, 2008, the Company had $136.05 million in cash and cash equivalents.

Fiscal Year 2008 Financial Highlights:

●	Total revenues were $96.69 million – Total WVAS revenues were $86.91 million, total mobile games revenues were $7.74 million and total mobile advertising revenues were $2.04 million.

●	Net loss was $20.66 million – This net loss included the $21.62 million provision for the impairment of goodwill.
●
Non-GAAP net income was $3.91 million – Non-GAAP diluted earnings per ADS were $0.11.  (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”.)

Commenting on the results, the Company’s Chairman and Chief Executive Officer, Leilei Wang, said, “I’m very pleased with the performance of our team in the fourth quarter and in the full fiscal year 2008.  Since I assumed the position of KongZhong’s CEO a few months ago, I and my team have begun to implement various measures to improve the performance of our WVAS segment.  More importantly, we have begun to invest more efficiently in our mobile games and KONG.net areas.  The strong year-over-year growth in mobile games and KONG.net and improved gross margins across all of our business lines reflect some of the early results of these initiatives.  I look forward to building upon these gains in 2009 and beyond as we seek to become the pre-eminent leader of the mobile Internet industry in China.”

Subsequent Developments:

●
Investment from Nokia Growth Partners (NGP) – On February 18, 2009, the Company reached a non-binding agreement with NGP to receive an investment of about $6.8 million in 5-year convertible senior notes. NGP would also receive warrants to purchase an additional 2.0 million ADSs at $5.0 per ADS, exercisable within five years.  A separate press release in connection with this potential investment has been publicly distributed.

●
Acquisition of Sigma Interactive Inc. (Sigma) – On January 8, 2009, the Company entered into an agreement with Sigma to acquire 100% of its equity interest for a total consideration of RMB7 million (approximately $1.02 million).  Sigma is engaged in the business of developing technology solutions for mobile Internet, including the development of its on-device portal platform.  Through this acquisition, the Company is expected to obtain Sigma’s development team and knowledge of mobile device platforms.  The acquisition is expected to strengthen the Company’s technical competence in the area of mobile device software development.

Financial Results:

	For the Three Months Ended December 31, 2007 (US$ thousands)	For the Three Months Ended September 30, 2008 (US$ thousands)	For the Three Months Ended December 31, 2008 (US$ thousands)
Revenues	$19,810	$25,050	$26,736
WVAS	18,806	22,070	23,246
Mobile Games	664	2,368	2,698
Wireless Internet Service	340	612	792

Cost of Revenue	10,220	13,395	13,585
WVAS	9,827	12,135	12,201
Mobile Games	227	955	1,053
Wireless Internet Service	166	305	331

Gross profit	$9,590	$11,655	$13,151
WVAS	8,979	9,935	11,045
Mobile Games	437	1,413	1,645
Wireless Internet Service	174	307	461

Gross profit ratio	48%	47%	49%
WVAS	48%	45%	48%
Mobile Games	66%	60%	61%
Wireless Internet Service	51%	50%	58%

Revenues

WVAS revenues for the fourth quarter increased 24% from the fourth quarter of 2007 and increased 5% quarter-over-quarter to $23.25 million.  Revenues from 2.5G services accounted for approximately 26% of the total WVAS revenues and revenues from 2G services represented the remaining 74%.

Mobile games revenues for the fourth quarter increased 307% from the fourth quarter of 2007 and increased 14% quarter to quarter to $2.70 million.  Revenues from mobile online games were $0.65 million, an increase of 36% quarter-over-quarter.  Revenues from downloadable offline games and wireless application protocol (WAP) games were $2.05 million, an increase of 8% quarter-over-quarter.

Mobile advertising revenues, which were generated mainly from the Company’s wireless Internet sites, increased 133% from the fourth quarter of 2007 and increased 30% to $0.79 million in the fourth quarter of 2008 comparing to the third quarter of 2008..

Cost of Revenues

The WVAS cost of revenues in the fourth quarter of 2008 totaled $12.20 million, an increase of 1% quarter-over-quarter.  WVAS gross margin increased in the fourth quarter of 2008 to 48% compared with 45% in the third quarter of 2008.

The mobile games cost of revenues in the fourth quarter of 2008 totaled $1.05 million, an increase of 10% quarter-over-quarter.  Mobile games gross margin increased in the fourth quarter of 2008 to 61% compared with 60% in the third quarter of 2008.

The mobile advertising cost of revenues in the fourth quarter of 2008 totaled $0.33 million, an increase of 9% quarter-over-quarter.  Mobile advertising gross margin increased in the fourth quarter of 2008 to 58% compared to 50% in the third quarter of 2008.

Operating Expenses
	For the Three Months Ended December 31, 2007 (US$ thousands)	For the Three Months Ended September 30, 2008 (US$ thousands)	For the Three Months Ended December 31, 2008 (US$ thousands)
Product development	$3,047	$4,078	$4,165
Sales and marketing	5,363	5,018	5,816
General and administrative	1,569	3,551	3,571
Goodwill impairment loss	-	21,624	-
Total Operating Expenses	$9,979	$34,271	$13,552

Product development expenses in the fourth quarter of 2008 were $4.16 million, an increase of 2.1% quarter-over-quarter.

Sales and marketing expenses in the fourth quarter of 2008 were $5.82 million, an increase of 15.9% quarter-over-quarter.  The increase mainly resulted from the Company’s continuing efforts to develop KONG.net and enhance consumer awareness of the new season of NBA games, for which KONG.net is a partner in China.

General and administrative expenses in the fourth quarter of 2008 were $3.57 million, an increase of 0.6% quarter-over-quarter.

The Company’s total headcount decreased from 868 as of September 30, 2008 to 772 as of December 31, 2008.

Earnings

Net income and Non-GAAP net income in the fourth quarter of 2008 were $0.52 million and $1.09 million, respectively.  Diluted earnings per ADS and diluted Non-GAAP earnings per ADS were $0.01 and $0.03 for the fourth quarter, respectively.

Balance Sheet and Cash Flow

As of December 31, 2008, the Company had $136.05 million in cash and cash equivalents.  Cash in-flows from operating activities totaled $12.52 million in the twelve months of 2008.

Stock Repurchase Program:

In the fourth quarter of 2008, the Company began to repurchase its ADSs in the open market.  As of December 31, 2008, 223,090 ADSs, representing 8,923,600 ordinary shares of the Company, were repurchased at an average price of $3.36 per ADS.

Business Outlook:

Based on information available on February 18, 2009, the Company expects total revenues for the first quarter of 2009 to be between $27.5 million and $28.5 million.

Conference Call:

The Company’s management team will conduct a conference call at 7:30 am Beijing time on February 19 (6:30 pm Eastern time and 3:30 pm Pacific time on February 18, 2009).  A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except per share data, and share count)
(Unaudited)

	For the Three Months Ended December 31, 2007	For the Three Months Ended September 30, 2008	For the Three Months Ended December 31, 2008
Revenues	$19,810	$25,050	$26,736
Cost of revenues	10,220	13,395	13,585
Gross profit	9,590	11,655	13,151
Operating expenses
Product development	3,047	4,078	4,165
Sales & marketing	5,363	5,018	5,816
General & administrative	1,569	3,551	3,571
Goodwill impairment loss	-	21,624	-
Total operating expenses	9,979	34,271	13,552
Operating loss	(389)	(22,616)	(401)
Interest income	889	1,134	1,103
Income (loss) before tax expense	500	(21,482)	702
Income tax expense	187	89	180
Net income (loss)	$687	$(21,571)	$522

Basic earnings (loss) per ADS	$0.02	$(0.61)	$0.01
Diluted earnings (loss) per ADS	$0.02	$(0.61)	$0.01
Weighted average ADS outstanding (million)	35.58	35.63	35.64
Weighted average ADS used in diluted EPS calculation (million)	35.81	35.63	35.93

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except per share data, and share count)
(Unaudited)

	For the Twelve Months Ended December 31, 2007	For the Twelve Months Ended December 31, 2008
Revenues	$74,017	$96,690
Cost of revenues	36,496	51,613
Gross profit	37,521	45,077
Operating expenses
Product development	12,535	15,180
Sales & marketing	18,094	21,339
General & administrative	7,221	11,639
Goodwill impairment loss	-	21,624
Total operating expenses	37,850	69,782
Operating loss	(329)	(24,705)
Interest income	3,810	4,897
Investment gain	208	-
Subtotal	4,018	4,897
Income (loss) before tax expense	3,689	(19,808)
Income tax expense	857	852
Net income (loss)	$2,832	$(20,660)

Basic earnings (loss) per ADS	$0.08	$(0.58)
Diluted earnings (loss) per ADS	$0.08	$(0.58)
Weighted average ADS outstanding (million)	35.58	35.62
Weighted average ADS used in diluted EPS calculation (million)	35.77	35.62

KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2008
Cash Flows From Operating Activities
Net Income (loss)	$2,832	$(20,660)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Share-based compensation	2,550	2,281
Depreciation and amortization	2,771	2,868
Disposal of property and equipment	11	(20)
Gain on sales of investment	(208)	-
Goodwill impairment loss	-	21,624
Changes in operating assets and liabilities	(4,640)	6,428
Net Cash Provided by Operating Activities	3,316	12,521

Cash Flows From Investing Activities
Proceeds from sales of investment	208	-
Purchase of property and equipment	(1,928)	(1,879)
Acquisition of subsidiaries	(17,000)	-
Long-term investment	-	(2,964)
Proceeds from disposal of property and equipment	-	31
Net Cash Used in Investing Activities	(18,720)	(4,812)

Cash Flows From Financing Activities
Proceeds from exercise of share options	152	-
Stock Repurchase	-	(760)
Net Cash Provided by (Used in )Financing Activities	152	(760)

Effect of foreign exchange rate changes	6,193	6,762

Net (decrease) increase in Cash and Cash Equivalents	$(9,059)	13,711
Cash and Cash Equivalents, Beginning of Period	$131,402	$122,343
Cash and Cash Equivalents, End of Period	$122,343	$136,054

KongZhong Corporation
Condensed Consolidated Balance Sheets
 (US$ thousands)
(Unaudited)

	December 31, 2007	September 30, 2008	December 31, 2008
Cash and cash equivalents	$122,343	$134,888	$136,054
Accounts receivable (net)	14,993	16,457	16,196
Other current assets	4,498	2,742	3,389
Total current assets	141,834	154,087	155,639

Rental deposits	447	525	524
Intangible assets (net)	1,266	831	674
Property and equipment (net)	3,427	3,286	3,368
Long-term investments	-	2,964	2,964
Goodwill	34,919	15,776	15,683
Total assets	$181,893	$177,469	$178,852

Accounts payable	$5,597	$10,529	$10,792
Other current liabilities	5,697	5,806	7,316
Total current liabilities	11,294	16,335	18,108

Non-current deferred tax liability	123	112	56
Total liabilities	$11,417	$16,447	$18,164

Shareholders’ equity	170,476	161,022	160,688
Total liabilities & shareholders’ equity	$181,893	$177,469	$178,852

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense and goodwill impairment loss.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended December 31, 2007 (US$ thousands)	For the Three Months Ended September 30, 2008 (US$ thousands)	For the Three Months Ended December 31, 2008 (US$ thousands)
GAAP Net Income (Loss)	$687	$(21,571)	$522
Share-based compensation	672	604	418
Amortization of intangibles	215	152	152
Goodwill impairment loss	-	21,624	-
Non-GAAP Net Income	$1,574	$809	$1,092

Non-GAAP diluted net income per ADS (Note 1)	$0.04	$0.02	$0.03

Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to employee share based compensation.

About KongZhong:

KongZhong Corporation is a leading mobile Internet company in China.  The Company delivers wireless value-added services to consumers in China through multiple technology platforms including WAP, multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT).  The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.  The Company also designs and operates mobile games, including mobile online games, JAVA games and WAP games.

Safe Harbor Statement:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com